UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 17)*

TIGERLOGIC CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

8867EQ101
(CUSIP Number)

Mark Whatley
c/o Sidley Austin LLP
555 California Street
Suite 2000
San Francisco, CA 94104
(415) 772-1239
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 2 of 9 Pages

1.	Name of Reporting Person

ASTORIA CAPITAL PARTNERS, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
California

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	14,894,956
Owned by Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	14,894,956

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,894,956

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
49.5%

14.	Type of Reporting Person:
PN

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 3 of 9 Pages

1.	Name of Reporting Person

ASTORIA CAPITAL MANAGEMENT, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
California

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	14,959,556
Owned by Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	14,959,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,959,556

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
49.7%

14.	Type of Reporting Person:
CO, IA

SCHEDULE 13D

CUSIP No: 8867EQ101	Page 4 of 9 Pages

1.	Name of Reporting Person

RICHARD W. KOE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power	0
Shares
Beneficially	8.	Shared Voting Power	14,959,556
Owned by Each
Reporting	9.	Sole Dispositive Power	0
Person With
	10.	Shared Dispositive Power	14,959,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
14,959,556

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11)
49.7%

14.	Type of Reporting Person:
IN, HC

SCHEDULE 13D

Page 5 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 17 to Schedule 13D (“Schedule”) relates to shares of common stock, $0.10 par value (the “Common Stock”), of TigerLogic Corporation (the “Issuer”).  The principal executive office of the Issuer is 25A Technology Drive, Suite 100, Irvine, CA 92618.

Item 2.	Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P. (“Astoria”), Astoria Capital Management, Inc. (“ACM”) and Richard W. Koe (“Koe” and, collectively with Astoria and ACM, the “Reporting Persons”).

The principal business address of each Reporting Person is 2316 SE Clatsop Street, Milwaukie, OR 97202.

Astoria is an investment limited partnership, whose general partners are ACM and Koe.  ACM is an investment adviser registered as such with the Securities and Exchange Commission.  Koe is ACM’s president and sole shareholder.

None of Astoria, ACM nor Koe has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Astoria, ACM nor Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria is a California limited partnership, ACM is a California corporation and Koe is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

This Item 3 is not applicable for purposes of this Schedule.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes.  Koe currently serves as Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

Additionally, Astoria’s partnership agreement provides that the term of the partnership ends December 31, 2013.  Upon termination of Astoria, the partnership agreement provides that its general partners are to wind up Astoria’s affairs, liquidate assets to pay liabilities, and distribute the remaining assets.  In the interest of liquidating the assets in an orderly and rational fashion, given the size of Astoria’s position in the Common Stock and the general illiquidity of the Common Stock, Astoria’s partnership agreement was amended on December 23, 2013, to provide that, as part of the winding up process, Astoria will seek to sell its holdings in the Issuer to one or a small number of strategic block purchasers.

SCHEDULE 13D

Page 6 of 9 Pages

Towards that end, Astoria’s general partners are working on identifying and engaging on Astoria’s behalf one or more investment bankers or similar financial advisers (“Advisers”) on terms the general partners consider reasonable for the purpose of efficiently locating potential purchasers and negotiating the terms of proposed sales.  The general partners will work with those Advisers to implement a program for obtaining, evaluating, and negotiating those terms.  That program will include a process by which the terms of proposed sales will be submitted to Astoria’s limited partners for their consent.

In addition, Astoria’s general partners are in the process of forming a Limited Partner Advisory Committee (the “Committee”), with whom Astoria’s general partners will consult regarding the engagement of Advisers.  The Committee will also review any potential sale of Astoria’s holdings.

If Astoria has not completed a sale, agreed to a sale, or at least entered into substantive negotiations with one or more purchasers by June 30, 2014, it will begin the process of making liquidating distributions of its net assets, in-kind, as promptly as practicable, consistent with and subject to regulatory constraints that affect Astoria and/or its general partners.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  However, as prospective purchasers are pursued, certain terms may be negotiated that relate to, or could result in, such matters.  Further, in connection with the winding up process, the Reporting Persons may review or reconsider their position and/or change their purpose and/or formulate additional plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)         Astoria owns 14,894,956 shares of Common Stock, and the percentage of Common Stock beneficially owned by Astoria is 49.5%.

In addition to the securities beneficially owned through Astoria, ACM and Koe beneficially own 64,600 shares of Common Stock through an investment fund managed by ACM.  The percentage of Common Stock beneficially owned by each of ACM and Koe is 49.7%.

The calculation of percentage of beneficial ownership was derived from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2013, in which the Issuer stated that the number of shares of Common Stock outstanding as of October 31, 2013 was 30,083,120.

(b)         Reference is made hereby to line items 7 to 11 and 13 of pages 2, 3 and 4 of this Schedule, which line items are incorporated herein by reference.

(c)         None of Astoria, ACM nor Koe has acquired or disposed of any shares of Common Stock since the most recent filing of Schedule 13D on October 15, 2007.

(d)         The amount of Common Stock reported in this Schedule as beneficially owned by ACM and Koe includes 64,600 shares owned by an investment fund (other than Astoria) managed by ACM.  This investment fund has the right to receive dividends paid on such shares of Common Stock.

(e)            This Item 5(e) is not applicable for purposes of this Schedule.

SCHEDULE 13D

Page 7 of 9 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:                          Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

SCHEDULE 13D

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTORIA CAPITAL PARTNERS L.P.
By: Astoria Capital Management, Inc., its General Partner

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

ASTORIA CAPITAL MANAGEMENT, INC.

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

RICHARD W. KOE

/s/ Richard W. Koe

December 31, 2013

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 9 Pages

EXHIBIT 1

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of TigerLogic Corporation.  For that purpose, the undersigned hereby constitute and appoint Richard W. Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

ASTORIA CAPITAL PARTNERS L.P.
By: Astoria Capital Management, Inc., its General Partner

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

ASTORIA CAPITAL MANAGEMENT, INC.

By:	/s/ Richard W. Koe
Name:	Richard W. Koe
Title:	President

RICHARD W. KOE

/s/ Richard W. Koe

December 31, 2013